Contact

www.linkedin.com/in/tarynfixel
(LinkedIn)

Top Skills

Documentaries

Video Production

Television

Taryn Fixel

Operator, Investor, Writer

Santa Monica, California, United States

Summary

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Experience

Liminal Ventures
Liminal Ventures
2018 - Present (7 years)

Investing in early stage technology companies and consumer brands focused on health, wellness, and media.

WaitWhat
Chief Operating Officer
December 2023 - Present (1 year 5 months)

Scream Truck
Board of Directors
2022 - Present (3 years)

On-demand, soft serve ice cream. Scream Truck's state-of-the-art, energy efficient trucks and software platform create a completely frictionless on-demand experience that revolutionizes the ice cream and food truck business model.

Genexa
Advisor
August 2019 - Present (5 years 9 months)

Creating real medicine, made clean.

Food+Future (a collaboration between Target, MIT Media Lab, Ideo, & Intel)
Entrepreneur in Residence
2016 - 2017 (1 year)

Creating a social food recommendation machine at the MIT Media Lab, Laboratory for Social Machines

Ingredient1 (Target Corporation)
Founder
2013 - August 2016 (3 years)
New York City

Ingredient1 removes the chaos from food by empowering you to discover healthy choices based on diet, philosophy, and taste.

The mobile app personalizes the grocery store, allowing users to search simultaneously by multiple ingredient, diet, & sustainability criteria. Through that lens people discover the best choices for them and get social recommendations that provide confidence in food decisions.

Columbia University in the City of New York
Science & Thesis Advisor, Institute of Human Nutrition Masters Program
2014 - 2016 (2 years)

CNN Special Investigations and Documentaries
Producer/Field Producer
2008 - 2011 (3 years)
Washington DC

Lead producer on iRevolution: The Online Warriors of the Arab Spring. Traveled to Tunisia, Egypt, and Bahrain, where we were the first film crew to report on human rights atrocities taking place.

Produced Rogue Justice, a documentary on the North Carolina State Bureau of Investigations, which routinely withheld blood evidence at trials, causing at least one innocent man to be convicted and sent to prison.

Produced/Field produced over 13 documentaries for CNN's Peabody and Emmy Award winning documentary unit, including Generation Islam with Christiane Amanpour, John McCain Revealed with John King, and Barack Obama Revealed with Suzanne Malveaux.

CNN Documentary Unit
Associate Producer
2007 - 2008 (1 year)

CBS News
Associate Producer/Production Associate
2004 - 2007 (3 years)

Field produced correspondent interviews and shoots for a national news magazine with an audience of 8 million. Produced a documentary on the wrongful conviction of Ryan Ferguson, whose conviction was overturned 9 years after our documentary was produced.

Contributed to specials on counterterrorism efforts in America with Katie Couric, the Virginia Tech Massacre, Hurricane Katrina, the Michael Jackson Verdict. Assisted the director and technical director at the Evening News with Dan Rather.

Royal Shakespeare Company
Directing Apprentice, Assistant Director
May 2003 - November 2003 (7 months)

Founded the Royal Shakespeare Company's director apprenticeship program, which brings an american directing student to Stratford-Upon-Avon to participate in the full rehearsal and production process of a play.

Assistant Director of Tom Daley's production of The School of Night, featuring Rory Kinnear and Daniel Evans.

Apprentice for Dominic Cooke's production of Cymbeline.

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Education

University of Michigan
· (2000 - 2004)